FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC - AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc, held at the Barbican, London today, the following speeches were given by Group Chairman, Douglas Flint, and Group Chief Executive, Stuart Gulliver.

Group Chairman, Douglas Flint, said:

As a backdrop to our meeting today, it is worth reflecting that we are all living through one of the most challenging times in recent history, with many of the issues that absorbed our attention in recent years still very much alive in 2012.

The challenges we are facing together are immense, the solutions are neither obvious nor without risk.

Without doubt, decisions taken by this generation of economic, financial and political leaders will have consequences for many years to come.

We are supporting in every way possible those who have the responsibility to make judgments today on how to move on from the worst financial and economic downturn since the 1930s - this time in a demographically ageing world - and one which is exhibiting lower than expected growth rates.

On top of this, we all need to understand that with interest rates in the developed world at record lows and with fiscal flexibility as commonly understood all but exhausted, the armoury to address the challenges is limited.

With economic growth and fiscal flexibility at historically low levels, it is essential that the financial sector plays its part in restoring the confidence necessary for a resumption of increased investment and consumption activity. What is even more critical is that the financial sector does not endanger any recovery through another crisis of its own making. That is why it is encouraging to note the considerable progress made in the last year through regulatory reform to address the failures identified in the recent crisis.

And let me emphasise that we - and I believe all in our industry - welcome the steps being taken by the official sector to improve the financial stability and resilience of the industry. But we also recognise that rehabilitation of our industry in terms of public trust and confidence can only be earned by our own actions that demonstrate both that lessons have been learned and that social contribution is prioritised above self interest.

All commentators now agree that the most painless route out of the problems facing the global economy is through prioritising actions that support economic growth and in particular trade. We agree, as such a philosophy indeed led to the establishment of HSBC and has guided us ever since.

As you know, HSBC was founded 147 years ago to finance companies trading on the China coast. Today, just as we did then, we seek to facilitate economic growth, as it is through such growth that businesses flourish and individuals fulfil the aspirations they have for themselves and those close to them. We aim to do this in a way which is sustainable. We recognise that we have responsibilities not only towards our customers, employees and shareholders but also to the countries and communities in which we operate, and to the generations that follow us. Those responsibilities go far wider than simply being profitable.

I hope that the examples of companies utilising HSBC's networks and resources which were profiled in the film that was running as you assembled for this meeting illustrated clearly what we are striving to achieve.

We also continue to commit time and considerable resources to working with policy-makers on regulatory reforms and initiatives that will support their primary objective of delivering economic growth.

We start from the assumption that reforms must deliver a sustainable business model, one which is able to attract external economic capital, so that the financial system can contribute as fully as it should to economic prosperity and to supporting growth and jobs.

With about 285,000 colleagues in over 80 countries around the world, HSBC has a huge impact on the lives of millions of people.

This gives us a broad perspective and informs our sense of responsibility about our role in the economy, environment and society - and it is one in which I believe we can take pride.

In 2011, for example, we increased our global lending to small and medium-sized enterprises by 10%, helping these businesses to thrive and economies to prosper.

Globally, lending on residential mortgages increased by over US$10bn, helping hundreds of thousands of people realise their ambition of owning their own home. In the UK we provided a mortgage to one in seven first-time buyers.

We continued to invest in community programmes, focusing primarily on education and the environment.

For example: there is - rightly - a great deal of concern over youth unemployment, as little can be more demoralising than an inability to take a role within society that rewards one's own investment of time in education and training.

Last year, HSBC funded more than 17,000 bursaries and scholarships for young people around the world.

Our Future First programme helped some of the world's most marginalised and impoverished young people - including street children, orphans, and children in care - develop the skills they need to gain employment.

In this country - alongside our existing bursary schemes, and support for various youth charities - HSBC Bank has begun the pilot of our first structured work experience scheme for 14-18 year olds. A pilot programme is providing 130 placements across 60 branch and business areas in England and Scotland, and in due course we intend to expand the programme to approximately 1,000 students per year.

In strategic and financial terms we have made good progress since we met at this meeting last year and the Board has congratulated the management team for delivering so much at a time of considerable economic challenge, particularly in Europe. Stuart will deal with this performance in more detail in his remarks. But in summary, good revenue growth was achievable within the risk appetite endorsed by the Board in our heartland of Asia and in the faster-growing markets of Latin America and the Middle East. Commercial banking has been delivering a series of record performances building on trade services and lending growth. Global Banking and Markets has been resilient and consistently profitable in difficult markets without taking on unacceptable risk - indeed it is worth noting that in the four years since the financial crisis hit, Global Banking and Markets has delivered some US$30bn in profits before tax representing over 50% of profits in this period.

Good capital generation, alongside the release of capital from streamlining the business enabled us to increase dividends per share in respect of 2011 by 14%. Over the last four years - that is, post the crisis - we have returned US$27bn to shareholders by way of dividends, making HSBC one of the top dividend payers in the FTSE 100 during this period.

At the same time as providing immediate support to customers and delivering returns to you our shareholders, we continue to reflect on our longer term impact on the environment and society

In 2011, we started work on achieving 10 environmental goals by 2020, by which time we want to have reduced our annual per employee carbon emissions by 30%. We also implemented an updated energy sector policy, one of the first in the industry to apply criteria covering customers operating in the coal-fired power, oil sands and nuclear power industries.

In 2011, recognising that human behaviour drives our interactions with society we prioritised building a 'values-based' business, helping colleagues to manage change and empowering them to act with courageous integrity in delivering for our customers and shareholders. We continued to develop a truly meritocratic culture because, as international competition for the best talent intensifies, we need to ensure that HSBC is making the most of the skills and abilities of our people and encouraging them to reach their full potential.

We have also taken to heart lessons learned from recent lapses in the application of our own standards which we have identified and failings pointed out by regulators who - rightly - are demanding both higher and more consistent standards of diligence and care when dealing with retail and commercial customers. We agree. And that is why we are now - simply put - committed to adopting the highest standards consistently throughout HSBC. We can never say we won't make mistakes but we can commit that we shall learn from them and I believe that how an organisation responds to its failings evidences the true character of the organisation. This also lies at the heart of simplifying HSBC's organisation structure where again Stuart and his team have made considerable progress.

Successful banks need successful communities and to be seen as contributing to them; we continued to support the communities in which we operate; both financially and through giving of time - last year 270,000 hours of volunteering were given by HSBC colleagues; our priorities are helping young people to realise their ambitions and protecting the environment. Both are essential foundations for socio-economic development.

Although in the current environment it is critical to obsess about the downside risks that must be managed we must not forget to focus also on the opportunities that are also evident.

HSBC estimates that world trade volumes will grow by 86% by 2026, at a rate of about US$1trn a year until 2016 - Stuart will illustrate shortly how this megatrend plays well for HSBC's distinctive capabilities.

This revolution in trade is also powering the growth of the renminbi, which is forecast to be the world's third largest trade currency in 2012. It is also fast becoming an investment currency. In April this year, we were proud to issue the first international renminbi denominated bond here in London - the first such outside Chinese sovereign territory.

So although the year ahead has plenty of challenges there are also strong opportunities for a bank that remains focussed on its strengths and controls its risk appetite carefully for long-term sustainable growth.

When reflecting on what are often conflicting demands, I think of how previous Chairmen of HSBC took decisions they believed were right for the long term, even if they were not immediate contributors in the short term. This generation's leaders are the proud inheritors of their legacy and we are all determined that HSBC will build out its capabilities to remain successful and sustainable and reward our shareholders who entrust part of their own future to us.

Group Chief Executive, Stuart Gulliver, said:

The core of my job is to be accountable to HSBC's owners, and I think it's important to provide regular information. This is the fourth formal event this month - following first quarter results, the investor day last week and the informal shareholders meeting in Hong Kong on Monday - where we've stood up to give an account.

Let us turn first to your bank's performance.

Last year, uncertainties in the world economy led to headwinds for our industry. Against a challenging backdrop, HSBC's performance was resilient.

We recorded a strong performance in faster-growing regions including Hong Kong and rest of Asia-Pacific and Latin America. While Global Banking and Markets businesses were affected by market conditions, it was a record year for Commercial Banking. We financed around 9% of bank-financed global trade flows, equivalent to some US$0.5trn. Underlying profit before tax was US$17.7bn, down US$1.2bn on 2010.

Excluding the movement of fair value on our own debts, we delivered a return on equity of around 9%, and an underlying cost efficiency ratio of 61%. We have had a good start to 2012, with profits for the first quarter at US$6.8bn, up US$1.4bn on the same period for 2011, and April's performance was satisfactory.

The state of the markets last year, however, and today's ongoing uncertainties - including the unresolved tensions in the eurozone - only serve to underline how important it is for us to run HSBC with proper discipline.

We first published our strategy a year ago - a strategy designed to deliver better returns for you, our shareholders.

We started from an analysis of the long-term trends which are shifting the centre of gravity of the world economy. By the middle of this century, the ongoing rise of fast-growing economies, and a continued expansion of global trade - most notably, a rapid resurgence of South-South trade along a new 'Silk Road' - will have transformed the world.

With our heritage in trade, our presence across both established and fast-growing nations, HSBC is in a strong position to benefit. Our strategy contains two key elements:

First, leveraging our substantial international network.

As trade grows, more and more companies will seek to do business across borders. We will help them as they take each step - reaching new clients overseas, managing their currency risks, or raising capital. Here in the UK, for example, our £4bn international SME Fund, which we announced in February this year, is helping UK firms who trade or aspire to trade internationally - and more than £1.3bn of that fund has already been drawn. We've led the way in providing the means to settle accounts in Chinese currency, making it easier to do business with the world's second largest economy - and now aspire to help London become a leading centre for renminbi. We were the first company to issue a renminbi denominated bond listed on the London Stock Exchange and cleared through LCH.

The second part of our strategy is to focus on retail banking in those markets where we can achieve profitable scale, and to invest in markets where wealth is being created. In some developed countries we have very successful retail operations. Here in the UK, we actually lent more in mortgages in the first three months of the year than ever before, helping 10,000 first time buyers get a foot on the ladder. This is an example of a developed country where retail works for us and where we want to be.

But as economic power shifts from North to South and from West to East, we will also see a whole new generation of entrepreneurs, savers and investors who need to manage their money effectively. Our strong footing in many of the world's most dynamic and fast-growing markets - including mainland China, where we have had an unbroken presence for 147 years - means we are well-placed to attract their custom.

Last week, we provided an update to investors on our progress, one year on, in putting the strategy into practice.

We said we would deploy shareholders' capital - the US$159bn that you have entrusted to us - more effectively. We have announced 28 disposals and exits to date, exiting non-strategic markets and businesses, potentially releasing US$55bn in risk-weighted assets.

We said we would simplify HSBC, making it easier to manage internationally, and achieving US$2.5-3.5bn in sustainable cost saves by 2013. To date we have achieved US$2bn in sustainable saves on an annualised basis.

We also said we would position HSBC for growth. Last year, as well as increasing income in fast-growing regions, we generated US$300m in incremental revenues from wealth products, and US$500m from the greater integration of Commercial Banking and Global Banking and Markets.

This is encouraging progress. We are getting the bank into shape. And we've identified where we want to be for the future - first and foremost our two home markets of the UK and Hong Kong, and our 20 priority growth markets.

Last week, we reaffirmed our financial targets. These were to deliver:

• Return on equity of 12-15%
• A cost efficiency ratio of 48-52%
• With a core tier 1 capital ratio of 9.5-10.5%

At the end of 2011, our capital ratio was 10.1%, return on equity stood at around 9% on an underlying basis, and our underlying cost efficiency ratio was 61%.

You would expect there still to be some ground to cover after one year of a three-year strategy. But analysis of 2011's performance reveals some important points.

Last year, excluding movements on the fair value of our own debt, a combination of home markets, priority growth, network and small markets were already delivering a pre-tax return on risk-weighted assets of 2.2%. By contrast, legacy and run-off portfolios consumed around US$180bn in risk-weighted assets and detracted around 0.6% pre-tax return on risk-weighted assets of our profitability.

It's because of those figures - and because we have a realistic path to increase our presence and profitability in those markets where we can compete, and, in the longer term - to exit or run down the businesses that drag down returns - that we reaffirmed the targets.

As we follow through on the strategy, we have three priorities for action.

First, we are continuing to simplify HSBC. We will keep on using the framework of five filters to identify and exit markets where our presence doesn't make strategic sense. We will continue to run off legacy assets, including our North American consumer and mortgage lending book. The operational effectiveness programme will continue to make the bank easier to manage and, most important, to control. This is about people, processes, systems and procedures - helping us set and monitor the highest global standards and values.

On standards, we believe in doing the right thing for its own sake; but when the costs of failing to live up to our values can include regulatory fines, compensation, and lasting damage to our brand and reputation, it is also vital for protecting the value of your investment.

Our second priority is to restructure parts of the bank where our business model needs to change. In the United States, we are changing the business model altogether. Having sold our cards business and upstate New York branches, we will concentrate on our core strengths. So we are repositioning Private Banking, focussing our offer on diversification and investment opportunities in fast-growing markets. Meanwhile, in Global Banking and Markets, regulatory and market changes mean that some products risk becoming unprofitable. We will adapt to these challenges, and their implications for the way we do business.

Finally, we continue to position HSBC to capture organic growth. Last May we set a target for US$1bn in extra revenue from integration between global businesses. Today we are increasing this target by an additional US$1bn in revenues to be delivered in the short to medium-term - because we see strong potential for increasing referrals and cross-selling.

We will also continue to improve the way we deploy capital, allocating a greater proportion of risk-weighted assets in priority growth markets, where we expect high growth rates and attractive returns.

Looking ahead, then, though there remain factors affecting our performance that are beyond our immediate control - from the eurozone, to the future regulation of our industry - we have gained real traction over the past year in those areas we can control.

By focusing on our priorities - simplification, restructuring, growth - and putting our strategy fully into place, we can make your bank the world's leading international bank: recognised for its consistent high performance, and respected for its high standards.

This is the key to ensuring that we as senior managers can repay the trust you as shareholders have placed in us.

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                            Date: 25 May 2012